SPK ACQUISITION CORP.
Room 368, 302 Buwei

211 Fute North Road,

China (Shanghai) Pilot Free Trade Zone, 200131

June 4, 2021

VIA EDGAR & TELECOPY
Ms. Maryse Mills-Apenteng
Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: SPK Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-255461) (the “Registration Statement”)

Dear Ms. Mills-Apenteng:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 7, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

·	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
·	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
·	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

SPK ACQUISITION CORP.

By: /s/ Sophie Ye Tao
Name: Sophie Ye Tao
Title: Chief Executive Officer

Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, NY 10004

June 4, 2021

VIA EDGAR & TELECOPY
Ms. Maryse Mills-Apenteng
Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: SPK Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-255461) (the “Registration Statement”)

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on June 7, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 426 copies of the Preliminary Prospectus dated June 2, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC
as Representative of the Several Underwriters

By:	/s/ Shai Gerson
	Name:	Shai Gerson
	Title:	Partner, Capital Markets